

Mail Stop 4561

November 8, 2007

Noel J. Guillama, Chief Executive Officer
The Quantum Group, Inc.
3420 Fairlane Farms Road, Suite C
Wellington, FL 33414

> **Re:** **The Quantum Group, Inc.**
> **Amendment No. 5 to Registration Statement on**
> **Form SB-2**
> **Filed October 25, 2007**
> **File No. 333-142990**

Dear Mr. Guillama:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment four of our letter dated October 16, 2007. The disclosure on page 4 and elsewhere does not appear to disclose the full discount Bridge unit holders receive for their original investment. You continue to disclose that the Bridge shares are exchangeable for units "equivalent to their initial investment in bridge units." The Bridge notes, which are part of the units, are already convertible at a discount of 30%. As such, it appears that the ability to exchange the Bridge shares, which are also a part of the Bridge units provides a greater discount for Bridge unit investors than the 30% disclosed. As such, we reissue the comment. Please revise to discuss the full discount a Bridge unit investor would receive when they convert and exchange the Bridge notes and

shares. In your revision, please address the purchase price of one Bridge unit and disclose the total number of units, similar to those being registered, issuable in such exchange and conversion of notes and shares.

2. We note the revised disclosure on page 59 that you received a promissory note from HCF with an original issue discount. It appears that this offering would trigger the prepayment agreement. As such, please revise to disclose the interest rate on which the original issue discount is based and the amount you would have to prepay following this offering. Clarify if you will have to pay the full discount amount even though you are prepaying with proceeds from this offering.

3. We note in the second paragraph of the legality opinion that your counsel has "relied upon such opinion of the company's Nevada legal counsel." Please revise to disclose the nature of counsel's reliance upon the opinion of Nevada counsel. Please identify the Nevada counsel, provide such counsel's consent, and file that counsel's opinion.

4. In comment 10 of our letter dated August 7, 2007, we requested that you revise your prospectus until such time as your securities have been listed on the AMEX or accepted for listing on the AMEX. We continue to note that your securities are currently quoted on the OTCBB and appear to be "penny stocks." As such, please revise to remove your reference of the safe harbors in your disclosure on page 18.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: F. Alec Orudjev, Esq.
        Fax No. (866) 742-4203